

July 10, 2015

Victor Wing Cheung Koo
Chief Executive Officer
Youku Tudou Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re:** **Youku Tudou Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Response dated June 16, 2015**
> **File No. 001-34977**

Dear Mr. Koo:

We issued comments to you on the above captioned response on June 26, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 24, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Assistant Director
Larry Spirgel

cc: Hugh Wu
        Youku Tudou Inc.